Mail Stop 4561

October 12, 2006

Worth Harris Carter, Jr.
Bank Building Corporation
1300 Kings Mountain Road
Martinsville, VA 24112

> **Re:** **Bank Building Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 033-64520**

Dear Mr. Carter:

      We have reviewed your response letter dated September 28, 2006 and have the following additional comment.

Forms 10-QSB for the Quarters ended March 31, 2006 and June 30, 2006

Consolidated Statements of Income, page 4

1.   We note that the comparable periods of 2005 do not include a provision for income taxes. Please explain to us how you considered paragraphs 19, 20 and 30 of APB 28 and Instruction 2 and 2 (1) (ii) to Rule 310(b) of Regulation S-B in preparing your interim financial statements.

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      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant